Ex-2d

T. F. JAMES COMPANY/INVESTORS REAL ESTATE TRUST (IRET)

SHARE ISSUANCE AND FRACTIONAL SHARES
FOR
ESTIMATED MERGER CONSIDERATION

Estimated Merger Consideration 1/31/03	$33,559,721
Divided by $9.75 per IRET Share	÷ 9.75
Shares to be Issued at Closing	3,442,022.667

SHAREHOLDERS OF THE COMPANY

Shareholder	Number of Shares Owned	Percentage of Shares Owned	*Shares (With Fractional Amount)	Whole Share Issuance	**Fractional Share Payment
Douglas M. James	28.0992	16.97877%	584,413.1119	584,413	$1.09
Robert R. James	28.0992	16.97877%	584,413.1119	584,413	$1.09
Charles Wm. James	28.0992	16.97877%	584,413.1119	584,413	$1.09
Judith James Scherer	28.0992	16.97877%	584,413.1119	584,413	$1.09
Thomas M. James	28.0992	16.97877%	584,413.1119	584,413	$1.09
Thomas J. Legierski	25.0000	15.10615%	519,957.1072	519,957	$1.05

Total:	165.496	100%	3,442,022.667	3,442,022	$6.50

Notes:

*          Shares with Fractional Amount (x) Percentage of Shares Owned
**        Fractional Share Payment (x) $9.75/IRET Share